Filed by Blade Urban Air Mobility, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Experience Investment Corp.

Commission File No.: 001-39046

BLADE URBAN AIR MOBILITY REPORTS FISCAL FIRST QUARTER 2021 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

•	Revenues Up 53% in Fiscal First Quarter 2021 Versus Prior Year Period

•	Calendar Year 2020 Revenue Ahead of Projections[1]

•	Continued Progress on Strategic Infrastructure Initiatives Including Chicago and Westchester Vertiport Alliances

•	Pent-up demand for leisure travel is expected to drive growth of Blade Airport and seasonal travel this summer

•	Business combination with Experience Investment Corp. expected to close in the first half of calendar year 2021

New York, NY (March 10, 2021) – Blade Urban Air Mobility, Inc. (“Blade” or the “Company”), a technology-powered air mobility business, which recently announced it would become a public company via a merger with special purpose acquisition company Experience Investment Corp. (NASDAQ: EXPC), today announced financial results for the fiscal first quarter ended December 31, 2020.

“Our focused pursuit of new service and market expansion opportunities will enable us to fly a greater number of passengers between our private terminals in the U.S. and abroad, while maintaining profitable unit economics using current aviation technology. As Electric Vertical Aircraft ("EVA") become certified for commercial use, the value of Blade’s urban air mobility platform will continue to grow. We are also pleased with the progress EVA manufacturers are making towards FAA certification, which is required for commercial service,” said Rob Wiesenthal, Blade’s Chief Executive Officer.

1 For reference purposes, Blade’s projections as disclosed in the investor presentation filed on December 15, 2020 and in the Form S-4 filed on January 29, 2021 were for $25 million and $52 million of revenue in calendar years 2020 and 2021, respectively. Refer to the discussion below for a description of Adjusted EBITDA.

Wiesenthal continued, “With nearly 100 different EVAs currently in the design and certification process, our asset-light model provides us with the flexibility to choose the right aircraft for each of our routes so Blade fliers can enjoy safe, cost effective, quiet and zero emission air mobility across our network as these next-generation aircraft become available.”

“Despite an unprecedented pause in travel due to the COVID-19 pandemic, Blade’s first fiscal quarter 2021 revenues increased 53% versus the prior-year period while the company exceeded trailing twelve months ended December 2020 projections for revenue with Adjusted EBITDA in-line,” said Will Heyburn, Blade’s Chief Financial Officer and Head of Corporate Development. Heyburn continued, “We are pleased with our business performance in year-to date 2021 and are excited to move up the re-launch of our by-the-seat airport product to this Spring, in addition to launching new services between the Westchester/Connecticut area and both Manhattan and John F. Kennedy Airport.”

Business Highlights and Recent Updates:

●	Blade announces earlier than expected spring timeline for re-launch of its $195 / seat New York City airport transfer product and the start of service between the Westchester/Connecticut area and both Manhattan and John F. Kennedy Airport
●	Strategic Alliance with Ross Aviation will enable improved unit economics and flier experience on new Westchester routes including Manhattan and John F. Kennedy Airport
●	Blade is actively working with Ross Aviation to plan for the construction of a dedicated EVA vertiport, including charging infrastructure, in Westchester
●	Alliance with Vertiport Chicago (to be rebranded Vertiport Chicago Powered by Blade) will enable further growth of our MediMobility organ transportation business as well as new passenger routes around the third largest city in the United States
●	Blade India Joint Venture re-launched service between Mumbai and Pune in November 2020 with nearly 700 seats flown in the three months through January 2021 and 64% of fliers taking more than one trip in the period
●	Business combination with Experience Investment Corp. (NASDAQ: EXPC and EXPCW) expected to close in the first half of calendar year 2021

First Fiscal Quarter Ended December 31, 2020 Financial Highlights:

●	First fiscal quarter 2021 total revenues increased 53% versus the prior-year period to $8.0 million, despite the lack of contribution from Blade’s short-distance by-the-seat airport service, which remained paused in the first fiscal quarter due to the COVID-19 pandemic
●	MediMobility (organ transport) and jet revenues grew 176% year-over-year as Blade added new customers, including additional hospital partners
●	Short-distance revenues declined 31% year-over-year, reflecting the impact of airport and West Coast short-distance services, which were paused in the first fiscal quarter 2021 due to the COVID-19 pandemic, partially offset by growth in our Northeast commuter business

●	Hybrid remote/office work patterns drove increased demand for our Northeast Commuter services, with Blade offering daily round-trip services in the first fiscal quarter 2021 versus one round-trip per week in the prior-year period. This wider distribution of our schedule, in contrast to the typical weekend-focused compacted demand, resulted in increased flexibility for both our passengers and operators
●	EBITDA improved $2.4 million year-over-year to ($2.2) million, and Adjusted EBITDA improved $3.6 million year-over-year to $(1.0) million, driven by increased revenues and the Company’s cost savings plan, implemented in April 2020 in response to the COVID-19 pandemic

Trailing 12-Months Ending December 31, 2020 Highlights:

In connection with the merger agreement, Blade provided to Experience Investment Corp. projections of revenue and Adjusted EBITDA for 12-month periods ending on December 31.  Solely for purposes of comparing actual 2020 results to those projections, Blade calculated revenues for the 12-months ended December 31, 2020 by adding revenues for the year ended September 30, 2020 to revenues for the three months ended December 31, 2020 and subtracting revenues from the three months ended December 31, 2019.  Blade calculated actual Adjusted EBITDA for the trailing 12 months in the same manner.  Based on those calculations:

•	Trailing 12-month revenues of $26 million exceeded Blade’s 2020 projections of $25 million
•	Trailing 12-month Adjusted EBITDA of $(6) million was in-line with Blade’s 2020 projections of $(6) million

These projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. GAAP with respect to forward looking financial information.

Use of Non-GAAP Financial Information

To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. generally accepted accounting principles (“GAAP”), Blade reports EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. EBITDA is determined by taking net income and adding interest, depreciation and amortization. Currently, Blade determines Adjusted EBITDA by taking EBITDA and adding back stock-based compensation. Blade believes that this non-GAAP measure, viewed in addition to and not in lieu of our reported GAAP results, provides useful information to investors by providing a more focused measure of operating results, enhances the overall understanding of past financial performance and future prospects, and allows for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP measure presented herein may not be comparable to similarly titled measures presented by other companies. EBITDA and Adjusted EBITDA have been reconciled to the nearest GAAP measure in the tables within these this press release.

BLADE URBAN AIR MOBILITY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except share and per share data)

	For the Three Months Ended December 31,		For the Year Ended September 30,
	2020	2019	2020	2019
Revenue	$7,986	$5,223	$23,434	$31,196

Operating expenses
Cost of revenue	6,322	5,757	21,107	26,497
Software development	186	230	861	751
General and administrative	3,411	3,008	9,292	10,476
Selling and marketing	435	1,032	2,533	5,013
Total operating expenses	10,354	10,027	33,793	42,737

Loss from operations	(2,368)	(4,804)	(10,359)	(11,541)

Other non-operating income
Interest income	7	91	200	718
Interest expense	-	-	(1)	(15)
Total other non-operating income	7	91	199	703

Net loss	$(2,361)	$(4,713)	$(10,160)	$(10,838)

BLADE URBAN AIR MOBILITY, INC.

DISAGGREGATED REVENUE BY PRODUCT LINE

(unaudited)

(In thousands)

	For the Three Months Ended December 31,		For the Year Ended September 30,
Product Line	2020	2019	2020	2019
Short Distance flight services	$2,186	$3,167	$9,941	$26,017
MediMobility organ transplant and jet	5,229	1,893	12,785	4,965
Other	571	163	708	214
Total Revenue	$7,986	$5,223	$23,434	$31,196

BLADE URBAN AIR MOBILITY, INC.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(In thousands)

	For the Three Months Ended December 31,		For the Year Ended Septemb5er 30,
	2020	2019	2020	2019
Reconciliation of Net Loss to EBITDA(1) and Adjusted EBITDA(2)
Net Loss	$(2,361)	$(4,713)	$(10,160)	$(10,838)
Interest Income, net	(7)	(91)	(199)	(703)
Depreciation and Amortization Expense	139	134	526	472
EBITDA	(2,229)	(4,670)	(9,833)	(11,069)
Stock- based Compensation Expense	1,275	91	490	317
Adjusted EBITDA	$(954)	$(4,579)	$(9,343)	$(10,752)

(1)	EBITDA is defined as net income (loss) before interest, taxes, depreciation and amortization.
(2)	For purposes of comparison to the projections disclosed in the investor presentation filed with the SEC on December 15, 2020 and in the Form S-4 filed on January 29, 2021, which excluded stock-based compensation, Blade defined Adjusted EBITDA as EBITDA excluding stock-based compensation. Once Blade becomes a public company, Blade may calculate Adjusted EBITDA using different adjustments to describe our operating results.

About Blade Urban Air Mobility

Blade is a technology-powered, global air mobility platform committed to reducing travel friction by providing cost-effective air transportation alternatives to some of the most congested ground routes in the U.S. and abroad.

For more information, visit www.flyblade.com.

About Experience Investment Corp

Experience Investment Corp. is a special purpose acquisition company sponsored by an affiliate of KSL Capital Partners and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information and Where to Find It

Experience Investment Corp. (“EIC”) has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which includes a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. EIC’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with EIC’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about EIC, Blade and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of EIC as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to Experience Investment Corp., 100 St. Paul St., Suite 800. Denver, CO 80206 or mrichardson@riverinc.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to EIC’s and Blade’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of EIC once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Blade”), and Blade’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on EIC’s or Blade’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EIC’s or Blade’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of EIC or Blade or other conditions to closing in the Merger Agreement; (3) the ability of New Blade to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of EIC to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Blade’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Blade to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Blade and New Blade may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Blade’s and New Blade’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against EIC, Blade, New Blade or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in EIC’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and EIC’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and EIC and Blade undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This press release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in EIC and is not intended to form the basis of an investment decision in EIC. All subsequent written and oral forward-looking statements concerning EIC and Blade, the Transactions or other matters and attributable to EIC and Blade or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Participants in the Solicitation

EIC, Blade and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of EIC’s stockholders with respect to the approval of the Merger. EIC and Blade urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Blade, EIC and the Merger. Information regarding EIC’s directors and officers and a description of their interests in EIC is contained in EIC’s annual report on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the participants in the proxy solicitation, including Blade’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to EIC as described above under “Additional Information About the Transaction and Where to Find It.”

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Press Contacts

For Media Relations

Phil Denning / Nora Flaherty

BladeMediaRelations@icrinc.com

Investor Relations

Mike Callahan / Tom Cook

BladeIR@icrinc.com

For Experience Investment Corp.

Maureen Richardson

mrichardson@riverinc.com

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